John Hunt
Direct Line: (617) 439-2194
Fax: (617) 310-9194
E-mail: jhunt@nutter.com

January 21, 2015
0111884-00003

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Amendment to Preliminary Information Statement on Schedule 14C
Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company registered with the Commission under the Investment Company Act of 1940, as amended.  On January 16, 2015, you provided Ms. Lori Wessels of Pear Tree Advisors, Inc., the investment manager to the Registrant’s separate series, with certain oral comments of the Staff of the Division of Investment Management to the Registrant’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) filed January 7, 2015.  As you are aware, the Preliminary Information Statement, when definitive, will serve as a Information Statement to the shareholders of Pear Tree Polaris Small Cap Fund (formerly known as Pear Tree Columbia Small Cap Fund, a separate series of the Registrant.   In this letter, we are responding to the Staff’s comments on behalf of the Registrant.

For your convenience, each Staff comment is presented below in italics, with the Registrant’s response immediately following in regular type.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Preliminary Information Statement.

1. Please change the series identification number of Small Cap Fund to reflect its new name.

The Registrant has made this change as requested.

2. In the section “Approval of New Sub-Advisory Agreement for Small Cap Fund,” include the date of termination of the prior sub-advisory agreement and the reason for termination, as required by Schedule 14A, Item 22(c)(1)(vi), which is incorporated into Schedule 14C pursuant to Item 1.

The Registrant has made this change as requested.

3. In the section “Approval of New Sub-Advisory Agreement for Small Cap Fund – Trustees’ Considerations - Performance,” please include a description of the Trustees’ evaluation of performance, not just their considerations in conformity with Instruction 1 to Schedule 14A, Item 22(c)(11), which is incorporated into Schedule 14C pursuant to Item 1.

The Registrant has made this change as requested.

4. In the section ““Approval of New Sub-Advisory Agreement for Small Cap Fund – Trustees’ Considerations – Economies of Scale,” please provide further explanation of the meaning of the first sentence.

The Registrant has made this change as requested.

5. In the section “Approval of New Sub-Advisory Agreement for Small Cap Fund – Polaris’ Investment Strategy for Managing Small Cap Fund,” please clarify what is meant by “Graham & Dodd style of investing.”

The Registrant has made this change as requested.

6. In the section “Approval of New Sub-Advisory Agreement for Small Cap Fund – Sub-Advisory Agreement Principal Terms,” please describe any material difference between the new sub-advisory agreement and the prior sub-advisory agreement, including changes in the sub-advisory fees, in conformity to Schedule 14A, Item 22(c)(8) and Item 22(c)(9), which are incorporated into Schedule 14C pursuant to Item 1.

The Registrant has made these changes as requested by adding a new section “- Material Differences between the Prior Sub-Advisory Agreement and the New Sub-Advisory Agreement.”

7. In the section “Information about the Trust and the Manager – The Manager,” fifth paragraph, please clarify that the table referred to as “table below” is the table in the section “Information About Polaris – Certain Other Management Activities.”

The Registrant has made this change by rephrasing the statement to eliminate the need for a table.

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Please call me at (617) 439-2194 if you have any question relating to the Preliminary Information Statement or this letter.

Very truly yours,

/s/ John Hunt

 John Hunt

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Cc:           Lori Wessels, Pear Tree Advisors, Inc.

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Nutter McClennen & Fish LLP  ■  Attorneys at Law

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